SEC Comment Response Letter SEC05192010.htm

Bio-Rad Laboratories, Inc.

1000 Alfred Nobel Drive

Hercules, CA  94547

Sanford S. Wadler

Vice President and General Counsel

Telephone: 510-741-6005

Fax: 510-741-5815

Email: sandy_wadler@bio-rad.com

May 19, 2010

VIA EDGAR AND FACSIMILE

Mr. Daniel Morris

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, DC  20549-3030

RE:

Bio-Rad Laboratories, Inc.

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 001-07928

Dear Mr. Morris:

Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated April 30, 2010 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009 Item 10. Directors Executive Officers..., page 68

1.

Based upon our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that your disclosure in the third full paragraph on page 9 includes full disclosure in response to the diversity requirement. With a view toward disclosure, please tell us how the board considers diversity in selecting its nominees.

SEC Comment Response Letter SEC05192010.htm

Response:

We do not have a formal policy regarding consideration of diversity in selecting the nominees for our Board of Directors; however, we seek to nominate Directors with a variety of complimentary skills so that as a group, the Board will possess the appropriate talent, skills and expertise to oversee our businesses.  As set forth in the second full paragraph on page 9 of our proxy statement, the qualifications we look for in nominees for Directors (both new candidates and current Board members) include technical and operational knowledge of our business and industries; experience in operational, financial and/or risk management; and familiarity with international business, markets and cultures, as well as corporate securities and tax laws.  Because not every nominee will possess all of these qualifications, our Board considers diversity in these factors when evaluating each nominee in the context of the Board as a whole.

Item 11. Executive Compensation, page 68

2.

We note from your disclosure in the first paragraph on page 12 of your proxy statement that you have incorporated by reference into your Form 10-K that you want to reward your executives without creating risks that could have a material adverse effect. Please tell us whether your compensation policies and practices are likely to have a material adverse effect. If they are, provide the required disclosures under Item 402(s) of Regulation S-K. If they are not, please tell us the process you undertook to reach that conclusion.

Response:

We have determined that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  Our management reached this conclusion by evaluating our various compensation polices and practices in coordination with our corporate human resources department.  In particular, we focused on incentive award plans throughout the Company, including sales commission plans, to assess whether any of these plans may encourage risk taking that could materially harm the Company.  In this regard, we considered certain mitigating factors, including that our compensation awards are capped at reasonable and sustainable levels; that our compensation plans include a mixture of base pay, incentive awards and equity compensation; and that many of our incentive awards include diverse goals, including overall objective Company performance targets.  Based on this analysis, our management concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  Our management then communicated this conclusion to our Board members, including the members of our Compensation Committee, in connection with their review of our proxy statement.

SEC Comment Response Letter SEC05192010.htm

3.

We note from your discussion under “Incentive Bonus Plan (Cash Based Incentive Program)” on page 13 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the Incentive Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it intends to disclose the actual performance goals, including specific targets required to be achieved in order for our named executive officers to earn their respective annual cash incentive payments under our Incentive Bonus Plan for fiscal year 2010, except to the extent that disclosure is not otherwise required under Item 402 of Regulation S-K or would create competitive harm and is excludable pursuant to Instruction 4 to Item 402(b) of Regulation S-K.   If the Company concludes that disclosure of the specific goals would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, then the Company may choose to not disclose specific targets, but will instead disclose and discuss how difficult it will be for the executive, or how likely it will be for the Company, to achieve the undisclosed targets or other factors.

In connection with the foregoing response, we acknowledge that:

(1)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment Response Letter SEC05192010.htm

If you should have any questions or comments regarding this letter, please contact me at 510-741-6005 or Christine Tsingos, Vice President and Chief Financial Officer, at 510-741-6006.

Sincerely,

BIO-RAD LABORATORIES, INC.

            /s/ Sanford S. Wadler

Sanford S. Wadler

Vice President and General Counsel

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